P.E. 1/31/02

FORM 6-K

02014444

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January

Transco plc
130 Jermyn Street
London SW1Y 4UR
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 16 January 2002

By: /s/ Maria Singleterry
Authorised Signatory

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

TRANSCO PLC

Lattice Group plc ("Lattice" or the "Company") announces that the Board has resolved to change the accounting reference date of the Company from 31 December to 31 March. The Company's next Report and Accounts and Summary Financial Statement will be in respect of the 15 month period ending 31 March 2002. The accounting reference date of Transco Holdings plc and Transco plc ("Transco"), wholly-owned subsidiaries of Lattice, will also be changed to 31 March. Results for the 12 months ended 31 December 2001 for Lattice will be announced on 7 February 2002, as scheduled.

This change is being made to align Transco's financial and regulatory reporting with its regulatory contract and to enhance the transparency of Transco's results for investment and regulatory purposes.

The Board has also decided that Lattice's accounts will now be prepared on the basis of historical cost principles rather than modified historical cost principles. This will provide greater comparability between Transco, the primary subsidiary of the Company, and other regulated utilities and will bring Transco's accounting policy in line with general market practice. The new policy will be reflected in Lattice's results for the period 1 January to 31 December 2001, which will be accompanied by restated comparative figures for the year to December 2000.

The principal effect of this change is to reduce the accounting value of Transco's assets and the resultant depreciation charge. The profit and loss account impact of the change to historical cost accounting on previously reported results is summarised below:

Lattice Group plc	Six months to June 2001		Year to December 2000	
	HC £m	MHC £m	HC £m	MHC £m
Total operating profit	792	722	1,135	1,010
Profit on ordinary activities before taxation	678	587	716	581
Earnings	508	417	518	383

The results for the 12 months ended 31 December 2001 to be announced on 7 February 2002 will reflect the impact of FRS 19 (Deferred Tax) and the figures shown above will be restated accordingly.

There will be no impact on Transco's regulatory values.

The revised date for the Company's next Annual General Meeting (previously arranged for 2 May 2002) together with details of the timing of future dividend payments, will be advised with our results announcement on 7 February 2002.

16 January 2002

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

TRANSCO PLC

Chris Le Fevre has resigned from the Board of Transco plc, wholly-owned subsidiary of Lattice Group plc, with effect from 15 January 2002.

16 January 2002